September 29, 2021

SUBMISSION VIA EDGAR
Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F. Street, N.E.
Washington, D.C. 20549

Re:	Accretion Acquisition Corp. Registration Statement on Form S-1

Ladies and Gentlemen:

Our client Accretion Acquisition Corp. (the “Company”) is in receipt of the comment letter dated September 29, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above-referenced Registration Statement (the “Registration Statement”).

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Capitalization, page 49

1.	We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Certificate of Incorporation qualifies a portion of your redeemable common shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

•	Each redeemable common share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

•	The intention is that in all cases the redeemable common shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

•	The unit of accounting is the individual share as each share has the right to be redeemed at the holders’ option upon a business combination. While the Company’s Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable common shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

SUBMISSION VIA EDGAR
Registration Statement
U.S. Securities and Exchange Commission
September 29, 2021

Please revise your Capitalization table to classify all redeemable common shares as temporary equity.

The Company respectfully acknowledges the Staff’s comment and will publicly file via EDGAR an amended Registration Statement on Form S-1 reflecting the revised presentation of the Capitalization table to classify all redeemable common shares as temporary equity.

If you have any questions or comments concerning this letter or require any additional information, please do not hesitate to call the undersigned at 303-332-1605 or Sam Seiberling at 303-892-7492.

Very truly yours,

John A. Elofson
for
DAVIS GRAHAM & STUBBS LLP

Cc:	Brad Morse, Accretion Acquisition Corp. Sam Niebrugge, Davis Graham & Stubbs LLP Sam Seiberling, Davis Graham & Stubbs LLP
Mayur Gadhia, Cloud Act
David Grossman, Marcum LLP